Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1800 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

February 15, 2018

Item 3.	News Release

News release dated February 15, 2018 was disseminated through the services of Nasdaq and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On February 15, 2018 First Majestic announced the issuance of US$6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Over-Allotment Notes”) pursuant to the exercise in part of the over-allotment option granted to the initial purchasers in connection with the previously announced offering of US$150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Initial Notes”), which closed on January 29, 2018.
The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 common shares (“Shares”) per US$1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately US$9.59 per Share.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On February 15, 2018 First Majestic announced the issuance of the Over-Allotment Notes pursuant to the exercise in part of the over-allotment option granted to the initial purchasers in connection with the previously announced offering of the Initial Notes, which closed on January 29, 2018.
The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 Shares per US$1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately US$9.59 per Share.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

February 15, 2018

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